Exhibit 99.2

PRESS RELEASE For immediate distribution

BRP ANNOUNCES ELECTION OF DIRECTORS AND BOARD

COMMITTEE COMPOSITION

Valcourt, Quebec, June 3, 2021 – BRP Inc. (TSX: DOO; NASDAQ: DOOO) held earlier today its annual meeting of shareholders in a virtual-only format. The meeting was broadcasted via live webcast. The webcast will be available shortly on BRP’s website at www.brp.com.

During the meeting, the Company acknowledged the departure from the Board of Directors of Mr. Joseph Robbins and thanked him for his many years of contribution to the success of the Company. Mr. Robbins has sat on the Board of Directors of BRP from 2013 until now.

Otherwise, all of the nominees for directors listed in the Company’s management proxy circular dated April 27, 2021 were elected by a majority of the votes cast by shareholders present or represented by proxy at the meeting. The voting result for each nominee is as follows:

Nominee	Votes For	%	Votes Withheld	%

Pierre Beaudoin	280,008,753	95.10%	14,418,619	4.90%

Joshua Bekenstein	272,038,054	92.40%	22,389,318	7.60%

José Boisjoli	291,512,122	99.01%	2,915,250	0.99%

Charles Bombardier	292,857,065	99.47%	1,570,307	0.53%

Michael Hanley	285,683,113	97.03%	8,744,259	2.97%

Ernesto M. Hernández	294,124,344	99.90%	303,028	0.10%

Katherine Kountze	294,334,979	99.97%	92,393	0.03%

Louis Laporte	292,860,807	99.47%	1,566,565	0.53%

Estelle Métayer	285,607,168	97.00%	8,820,204	3.00%

Nicholas Nomicos	285,646,812	97.02%	8,780,560	2.98%

Edward Philip	288,318,058	97.93%	6,109,314	2.07%

Barbara Samardzich	292,482,565	99.34%	1,944,807	0.66%

Board Committees

In December 2020, Mr. Charles Bombardier was appointed as a member of the Investment and Risk Committee to replace Mr. Nicholas Nomicos, Mr. Hernández was also appointed as a member of the Investment and Risk Committee and Ms. Kountze was appointed as a member of the Audit Committee. As a result of the foregoing changes, the composition of the Board committees is now as follows:

Directors	Audit Committee	Human Resources & Compensation Committee	Investment and Risk Committee	Nominating, Governance and Social Responsibility Committee

Pierre Beaudoin		Member		Member

Joshua Bekenstein		Member		Member

José Boisjoli (Chair)			Member

Charles Bombardier			Member

Michael Hanley (Lead director)	Chair

Katherine Kountze	Member

Ernesto M. Hernández			Member

Louis Laporte			Member

Estelle Métayer	Member

Nicholas Nomicos	Member

Edward Philip		Chair		Chair

Barbara Samardzich		Member	Chair	Member

To learn more about BRP’s Board members, click here.

About BRP

We are a global leader in the world of powersports vehicles, propulsion systems and boats, built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on-and off-road vehicles, Alumacraft, Manitou, Quintrex boats and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel business to fully enhance the riding experience. With annual sales of CA$6 billion from over 130 countries, our global workforce is made up of more than 14,500 driven, resourceful people.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Evinrude, Manitou, Alumacraft, Telwater and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release are “forward-looking statements” within the meaning of Canadian and United States securities laws, including statements that are not historical facts. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or

“potential” or the negative or other variations of these words or other comparable words or phrases. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, and are subject to important risks and uncertainties, both general and specific, made by the Company in light of its experience and perception of historical trends. Forward-looking statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Forward-looking statements are subject to numerous factors, many of which are beyond BRP’s control, including the risk factors disclosed previously and from time to time in BRP’s filings with the securities regulatory authorities in each of the provinces and territories of Canada and the United States, available on SEDAR at sedar.com or EDGAR at sec.gov, respectively. The forward-looking statements contained in this press release represent BRP’s expectations as of the date of this press release (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, BRP disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

For media enquiries: Magali Valence Media Relations media@brp.com	For investor relations: Philippe Deschênes Investor Relations Tel.: 450.532.6462 philippe.deschenes@brp.com